Securities and Exchange Commission
           Washington, D.C. 20549
                                               Schedule 13G/A
Under the Securities and Exchange Act of 1934
Video Update Inc
(Name of Issue)


Common
(Title of Class of Securities)


92657V104
(Cusip number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file
reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of
this cover page shall not be deemed
to be "filed" for the purpose of Section 18 of
the Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the
liabilities in
that section of the Act
but  shall be  subject  to all other
provisions  of the Act (however,  see the
Notes).
Cusip Number: 92657V104
13G
1. Investment Advisers, Inc.
2.Check the appropriate box if a member of a
group:(a) [   ](b) [   ]3.    SEC Use only4.
Citizenship or place of organization:
Delaware
5.       Sole voting power:  1,661,369




6.       Shared voting power:  0
7.       Sole Dispositive power: 1,661,369
8.       Shared dispositive power: 0
9.       Aggregate amount beneficially owned
by each reporting person:  1,661,369
10.      Percent of class represented by
amount in Row 9: 5.67%
11.      Type of Person Reporting*:  IA

Item 1.  (a) Name of Issuer:  Video Update Inc
(b)      Address of Issuer's Principal
Executive Offices:
3100 World Trade Center
30 East Seventh Street
St. Paul,  MN  55101


Item 2.  (a)      Investment Advisors, Inc.
(b)      3700 First Bank Place, Box 357,
Minneapolis, MN 55440
(c)      Delaware
(d)      Title of Class of Securities:  Common
(e)      Cusip Number:  92657V104


Item 3            (e)Investment Advisor
registered under
Section 203 of the
Investment Advisors Act of 1940.

Item 4.  (a)   Amount beneficially owned:
1,661,369
(b)      Percent of Class:  5.67%
(c)      Number of shares as to which such
person has:
(I) Sole power to vote:  1,661,369

(ii) Shared power to vote:  0
(iii) Sole power to dispose or direct
disposition of:  1,661,369
(iv)Shared power to dispose or direct
disposition of:  0
Item 5.         If this statement is being
filed to report the fact that as of
the date hereof the reporting person has
ceased to be the
beneficial owner of more than five percent of
the class of securities, check the following:
[     ]
Item 6. The shares referred to in this filing are held by various custodian banks for various clients of Investment Advisors,
Inc. None of the individual  clients or
custodian  banks holds
more than 5% or more of the shares.


Item 7.                    Not applicable.

Item 8.                    Not applicable.

Item 9.                    Not applicable.
Item 10.                   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the infraction set forth in this statement is true, complete and correct.




Date:  12/4/98


/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance